082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: **(310)575-6057**
Facsimile: **(310)478-8776**

February 10, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC Mail Processing Section

FEB 12 2009

Washington, DC
111

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a notice from the Westfield Group regarding the distribution and operation of the Westfield Group Dividend Reinvestment Plan in respect to the six month period ended December 31, 2008. This notice was released to the members of Westfield Group on February 10, 2009. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Aline Taireh
Title: Assistant Secretary

Enclosures

PROCESSED
MAR 2 2009
THOMSON REUTERS

82-35029

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

10 February 2009

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
DISTRIBUTION REINVESTMENT PLAN

We refer to our announcement on 27 January 2009 in relation to the record date, estimated distribution and operation of the Westfield Group Distribution Reinvestment Plan ("DRP") in respect of the six month period ended 31 December 2008.

The participation rate in the DRP was 28.34% representing approximately $296 million. All Westfield Group securityholders whose instructions to participate in the DRP were received by the Group by the record date (5:00pm Friday, 6 February 2009), will participate fully in the DRP.

The DRP price announcement will be made on Wednesday, 25 February 2009.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

END